FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Application for Deregistration of Certain Registered Investment Companies.

I.          General Identifying Information

1.          Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]       Merger

[  ]        Liquidation

[  ]        Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)

[  ]        Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.         Name of fund:

John Hancock Equity Trust

3.         Securities and Exchange Commission File No.:

811-04079

4.         Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]       Initial Application          [  ]        Amendment

5.         Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

601 Congress Street
Boston, Massachusetts 02210-2805

6.         Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

George P. Attisano	or	Nicholas J. Kolokithas
K&L Gates LLP One Lincoln Street		John Hancock Advisers, LLC 601 Congress Street
Boston, Massachusetts 02111		Boston, Massachusetts 02210-2805
(617) 261-3240		(617) 663-4324

7.         Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

John Hancock Advisers, LLC	State Street Bank and Trust Company
601 Congress Street	2 Avenue de Lafayette
Boston, Massachusetts 02210	Boston, Massachusetts 02111

Lee Munder Capital Group, LLC	John Hancock Signature Services, Inc.
200 Clarendon Street	1 John Hancock Way, Suite 1000
Boston, Massachusetts 02116	Boston, Massachusetts 02217

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.         Classification of fund (check only one):

[X]       Management company;

[  ]        Unit investment trust; or

[  ]        Face-amount certificate company.

9.         Subclassification if the fund is a management company (check only one):

[X]       Open-end         [  ]        Closed-end

10.       State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.       Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

John Hancock Advisers, LLC

601 Congress Street

Boston, Massachusetts 02210

Sub-Adviser:

Lee Munder Capital Group, LLC	Independence Investments, LLC
200 Clarendon Street	160 Federal Street
Boston, Massachusetts 02116	Boston, Massachusetts 02110

12.       Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

John Hancock Funds, LLC

601 Congress Street

Boston, Massachusetts 02210-2805

13.       If the fund is a unit investment trust (“UIT”) provide:

Not applicable.

(a)       Depositor’s name(s) and address(es):

(b)       Manager’s name(s) and address(es):

14.       Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ] Yes             [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-_________

Business Address:

15.       (a)        Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes            [  ] No

If Yes, state the date on which the board vote took place:

September 1, 2009

If No, explain:

(b)        Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes            [  ] No

If Yes, state the date on which the shareholder vote took place:

January 13, 2010

If No, explain:

II.        Distributions to Shareholders

16.       Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes            [  ] No

(a)        If Yes, list the date(s) on which the fund made those distributions:

On January 22, 2010, the fund, on behalf of John Hancock Small Cap Fund (the “Acquired Fund”) distributed shares of beneficial interest of John Hancock Small Cap Equity Fund, a series of John Hancock Investment Trust II (the “Acquiring Fund”), received in connection with the Merger to the fund’s shareholders

(b)        Were the distributions made on the basis of net assets?

[X] Yes            [  ] No

(c)        Were the distributions made pro rata based on share ownership?

[X] Yes            [  ] No

(d)        If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)        Liquidations only:

Were any distributions to shareholders made in kind?

[  ] Yes             [  ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.       Closed-end funds only:

Has the fund issued senior securities?

[  ] Yes             [  ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.       Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes            [  ] No

If No,

(a)        How many shareholders does the fund have as of the date this form is filed?

(b)         Describe the relationship of each remaining shareholder to the fund:

19.       Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes             [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       Assets and Liabilities

20.       Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[  ] Yes             [X] No

If Yes,

(a)        Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)        Why has the fund retained the remaining assets?

(c)        Will the remaining assets be invested in securities?

[  ] Yes             [  ] No

21.       Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes             [X] No

If Yes,

(a)        Describe the type and amount of each debt or other liability:

(b)        How does the fund intend to pay these outstanding debts or other liabilities?

IV.       Information About Event(s) Leading to Request for Deregistration

22.       (a)        List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:		$ 92,325
(ii)	Accounting expenses:		4,400
(iii)	Other expenses (list and identify separately):
	Mail and Tabulation	$ 13,628
	Recordkeeping	19,851
	Total other expenses		33,479
(iv)	Total expenses (sum of lines (i)-(iii) above):		$ 130,204

(b)        How were those expenses allocated?

Those expenses were allocated to the Acquired Fund and the Acquiring Fund pro rata based upon each fund’s net assets.

(c)        Who paid those expenses?

In accordance with the Agreement and Plan of Reorganization relating to the Merger, the Acquired Fund and the Acquiring Fund paid those expenses as described immediately above.

(d)        How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.       Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes             [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.        Conclusion of Fund Business

24.       Is the fund a party to any litigation or administrative proceeding?

[  ] Yes             [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.       Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes             [X] No

If Yes, describe the nature and extent of those activities:

VI.       Mergers Only

26.       (a)        State the name of the fund surviving the Merger:

John Hancock Small Cap Equity Fund, a series of John Hancock Investment Trust II

(b)        State the Investment Company Act file number of the fund surviving the Merger:

811-03999

(c)        If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The executed Agreement and Plan of Reorganization relating to the Merger, dated as of January 14, 2010, was included as part of Post-Effective Amendment No. 1 to the Acquiring Fund’s registration statement on Form N‑14, file no. 333‑161763, filed electronically with the Commission on May 6, 2010 (accession no. 0001010521-10-000176).

(d)        If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable.

VERIFICATION

The undersigned states that: (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of John Hancock Equity Trust (the “Trust”); (ii) he is the Assistant Secretary of the Trust; and (iii) all actions by shareholders, Trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

June 29, 2010                                      /s/ Nicholas J. Kolokithas
Nicholas J. Kolokithas
Assistant Secretary